UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 7, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Stellar Biotechnologies, Inc.

File No. 000-54598- CF#28388
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   Stellar Biotechnologies, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-FR filed on February 3, 2012, as amended.

   Based on representations by Stellar Biotechnologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.14	through January 1, 2016
Exhibit 4.15	through January 1, 2016
Exhibit 4.16	through August 31, 2014
Exhibit 4.17	through June 27, 2014
Exhibit 4.18	through October 18, 2014

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

           Dan Greenspan
           Branch Chief